Morgan, Lewis & Bockius LLP                                         MORGAN LEWIS
1701 Market Street
Philadelphia, PA  19103-2921
Tel: +1.215.963.5000
Fax: +1.215.963.5001
www.morganlewis.com

December 13, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Pre-Effective Amendment No. 1 to The Advisors' Inner Circle Fund (the "Trust") Registration Statement on Form N-14 (File No. 333-221524) (the "N-14 Registration Statement")
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Ladies and Gentlemen:

Pursuant to the Securities Act of 1933, as amended, we are filing Pre-Effective Amendment No. 1 to the N-14 Registration Statement to address Securities and Exchange Commission ("SEC") staff comments made to the N-14 Registration Statement and to make certain non-material changes.

The N-14 Registration Statement was filed with the SEC via EDGAR on November 13, 2017 (SEC Accession No. 0001135428-17-001035) and relates to the Agreement and Plan of Reorganization with regard to the reorganizations of the Geneva Advisors All Cap Growth Fund and Geneva Advisors Equity Income Fund (the "Target Funds"), each a series of Trust for Professional Managers, into the AT All Cap Growth Fund and AT Equity Income Fund (the "Acquiring Funds"), each a new series of the Trust, respectively. Pursuant to the Agreement and Plan of Reorganization, each Target Fund will transfer all of its assets and liabilities to its corresponding Acquiring Fund in exchange for Institutional Class Shares of such Acquiring Fund.

Please contact the undersigned at 215.963.5862 with any questions or comments.

Sincerely,

/s/ David W. Freese
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David W. Freese